SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 3)
(RULE 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.
(Name of the Issuer)
STATS ChipPAC Ltd.
(Name of Person(s) Filing Statement)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)
(CUSIP Number of Class of Securities)

with a copy to:
Janet T. Taylor	Eva H. Davis	with a copy to:
STATS ChipPAC Ltd. 10 Ang Mo Kio Street 65 #05-17/20 Techpoint Singapore 569059 (65) 6824 7629	Jeffrey Symons Kirkland & Ellis LLP 777 South Figueroa Street, Suite 3700 Los Angeles, California 90017 (213) 680-8508	Mark E. Betzen Jones Day 2727 North Harwood Street Dallas, Texas 75201 (214) 220-3939
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
This statement is filed in connection with (check the appropriate box):
☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☑	c. A tender offer.
☐	d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$1,494,980,186.70	$45,895.89

*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding ordinary shares of STATS ChipPAC Ltd., a company organized under the laws of Singapore, other than the shares owned by the Offeror, at a purchase price of S$1.75 per share, net to the seller in cash. As of March 9, 2007, there were 2,016,277,910 ordinary shares outstanding, of which 712,228,050 shares are owned by the Offeror. As a result, this calculation assumes the purchase of 1,304,049,860 shares. The transaction valuation of S$2,282,087,255.00 has been translated at US$1.00=S$1.5265, the Bloomberg composite U.S. dollar to Singapore dollar exchange rate at the close of the New York market on March 12, 2007.
**The amount of filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the transaction value, or $45,895.89.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$45,895.89 Schedule TO-T Singapore Technologies Semiconductors Pte Ltd March 16, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☑ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURE

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement filed under cover of Schedule 13E-3 (this “Schedule 13E-3”) with the Securities and Exchange Commission (“SEC”) on March 30, 2007 by STATS ChipPAC Ltd., a company incorporated with limited liability under the laws of the Republic of Singapore (“STATS ChipPAC” or the “Company”). Unless otherwise defined herein, terms used with initial capital letters have the meanings ascribed to them in the circular dispatched by the Company on March 30, 2007 to its security holders in connection with the Offer (“Circular”).
Singapore Technologies Semiconductors Pte Ltd (the “Offeror”), a wholly owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), has made an offer to purchase all outstanding Ordinary Shares, American Depositary Shares, US$115,000,000 aggregate principal amount of Convertible Notes due 2008 and US$150,000,000 aggregate principal amount of 2.5% Convertible Subordinated Notes due 2008 of the Company not owned by Temasek or STSPL upon the terms and subject to the conditions set forth in the Offer to Purchase, and the related Form of Acceptance and Authorisation, Form of Acceptance and Transfer, ADS Letter of Transmittal and Convertible Notes Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

Item 7.	Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006(d)
On May 21, 2007, the Offeror filed a Schedule T-O with the SEC which stated among other things the following:
“At 5:30 PM Singapore time, 5:30 AM New York City time, on Friday, May 18, 2007, the Offer closed. According to the report of the receiving and tender agents for the Offer, STSPL has received valid acceptances of the Offer in respect of 945,785,049 Ordinary Shares (including Ordinary Shares represented by 36,303,474 ADSs), as well as US$134,500,000 principal amount of Convertible Subordinated Notes due 2008. No acceptances have been received in respect of the Convertible Notes due 2008. Upon the final settlement of the Offer, STSPL and its concert parties will hold a total of 83.1% of the outstanding Ordinary Shares (including Ordinary Shares and ADSs held by STSPL as at the announcement of the Offer on March 1, 2007 and Ordinary Shares acquired or agreed to be acquired by STSPL after March 1, 2007 and up to 5:30 PM Singapore time, 5:30 AM New York City time, on May 18, 2007, other than pursuant to valid acceptances of the Offer).”
“As previously disclosed, STSPL intends to continue to review its investment in STATS ChipPAC now that the Offer is completed. STSPL currently intends to continue to seek to acquire additional Ordinary Shares, ADSs and Convertible Notes, through open market purchases, privately negotiated transactions or otherwise, upon such terms and at such prices as STSPL shall determine, which may be more or less than the price offered in the Offer, subject to applicable law and regulations. In that regard, under the Singapore Code, STSPL may acquire Ordinary Shares, ADSs or Convertible Notes; however, for the period of six months after May 18, 2007, it may not acquire Ordinary Shares, ADSs or Convertible Notes, or make a second offer for the Ordinary Shares, ADSs or Convertible Notes, at a price higher than the price paid in the Offer (S$1.75 per Ordinary Share, S$17.50 per ADS or the “see-through” prices for the Convertible Notes), except with the consent of the Singapore Securities Industry Council.”
“As previously disclosed, the SGX-ST may suspend the listing of the Ordinary Shares on the SGX-ST if STSPL and other substantial shareholders (i.e., shareholders who have an interest in not less than 5% of the issued Ordinary Shares) own more than 90% of the issued Ordinary Shares. As STSPL currently owns 83.07% of the issued Ordinary Shares, and STATS ChipPAC has received notice that one other substantial shareholder has voting control over 5.02% and dispositive but non-voting authority over an additional 1.84% of the issued Ordinary Shares, further purchases of Ordinary Shares and ADSs by STSPL or any other shareholder may result in the suspension of the listing of the Ordinary Shares on the SGX-ST. Further purchases of Ordinary Shares or ADSs also may result in the delisting of the ADSs from Nasdaq and the termination of registration of the Ordinary Shares and the ADSs under the Exchange Act.” “Even if STSPL does not make any further purchases, STSPL may seek to cause STATS ChipPAC to voluntarily terminate the listing of its Ordinary Shares on the SGX-ST or the listing of its ADSs on NASDAQ, or both, or to terminate the Deposit Agreement through which the ADS program is operated, subject to compliance with applicable law and listing requirements. STSPL may also seek to cause STATS ChipPAC to terminate the registration of its Ordinary Shares and ADSs under the U.S. Securities Exchange Act of 1934 if the applicable requirements for the termination of registration are satisfied.”
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this Schedule 13E-3) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Schedule 13E-3 are fair and accurate and that no material facts have been omitted from this Schedule 13E-3, and they jointly and severally accept responsibility accordingly.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Tan Lay Koon President and Chief Executive Officer

Dated: May 23, 2007